UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(D)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2021

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 440-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01. Regulation FD Disclosure.

On September 28, 2021, Bonanza Creek Energy, Inc. (“BCEI”) posted an updated corporate presentation to its website. The updated corporate presentation may be viewed on the Company’s website at www.bonanzacrk.com and is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being “furnished” pursuant to General Instruction B.2 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing.

No Offer or Solicitation

This communication relates to merger transactions between BCEI and Extraction Oil & Gas, Inc. a Delaware corporation (“XOG”) (the “XOG Merger”) and between BCEI, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”) and XOG (the “Crestone Peak Merger”, and, collectively, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this Current Report on Form 8-K in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. BCEI intends to issue the merger consideration in connection with the Crestone Peak Merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, BCEI and XOG have filed materials with the Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this Current Report on Form 8-K concerning the Transactions, including any statements regarding the combined company’s expected credit facility, expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transactions or that shareholders of XOG may not approve the XOG merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the XOG merger agreement or the Crestone Peak merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Investor presentation, dated September 28, 2021.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bonanza Creek Energy, Inc.

Date: September 28, 2021	By:	/s/ Cyrus D. Marter IV
	Name:	Cyrus D. Marter IV
	Title:	Executive Vice President, General Counsel, and Secretary

Exhibit 99.1

Corporate Presentation September 28, 2021

Important Disclosures 1 No Offer or Solicitation This communication relates to proposed business combination transactions between Bonanza Creek Energy, Inc. (“BCEI”) and Extraction Oil & Gas, Inc. (“XOG”) (the “XOG Merger”) and between BCEI, Crestone Peak Resources LP (“CPR”), CPPIB Crestone Peak Resources America Inc. (“CPPIB”), Crestone Peak Resources Management LP (“CPR Management LP,” and, together with CPR and CPPIB, the “Group Companies”) and XOG (the “Crestone Merger,” and together with the XOG Merger, the “Mergers”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Mergers or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). BCEI intends to issue the merger consideration in connection with the Crestone Merger to certain holders in reliance on the exemptions from the registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof. Non-GAAP Measures To provide investors with additional information in connection with our results as determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we disclose certain non-GAAP financial measures. The non-GAAP financial measures include Net Debt, Adjusted EBITDAX, and related calculations. We believe the non-GAAP financial measures provide users of our financial information with additional meaningful comparisons between the current results and results of prior periods, as well as comparisons with peer companies. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to GAAP measures. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies. Reconciliations of each non-GAAP financial measure to the applicable most comparable GAAP measure can be found in the Appendix section of this presentation. Important Additional Information In connection with the Mergers, BCEI and XOG have filed materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 as amended, Registration No. 333-257882, with respect to the Mergers (the “Registration Statement”), of which the Joint Proxy Statement is a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send a definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, THE GROUP COMPANIES, THE MERGERS, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com. Participants in the Solicitation BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Mergers. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its amended annual report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Mergers. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Statements 2 Forward-Looking Statements and Cautionary Statements Certain statements in this document concerning the Mergers, including any statements regarding the combined company's expected credit facility, the expected timetable for completing the Mergers, the results, effects, benefits and synergies of the Mergers, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI’s, XOG’s or Crestone Peak’s plans and expectations with respect to the Mergers and the anticipated impact of the Mergers on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Mergers or that shareholders of XOG may not approve that certain Agreement and Plan of Merger, dated May 9, 2021, by and among BCEI, Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI, and XOG (the “XOG Merger Agreement”); the risk that a condition to closing of the Mergers may not be satisfied, that either party may terminate the XOG Merger Agreement or that certain Agreement and Plan of Merger, dated June 6, 2021, by and among BCEI, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI, Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of BCEI, CPR, CPPIB, and XOG (the “Crestone Peak Merger Agreement”) or that the closing of the Mergers might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; the diversion of management time on merger-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG or Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to access capital and finance operations in the manner expected; regulatory approval of the Mergers; the effects of commodity prices including further declines or volatility in the prices we receive for our oil, natural gas liquids, and natural gas; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Mergers. Additionally, risks and uncertainties that could cause actual results to different materially from those anticipated also include general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business; the effects of disruption of our operations or excess supply of oil and natural gas due to the COVID-19 pandemic and the actions by certain oil and natural gas producing countries; the scope, duration and severity of the COVID-19 pandemic, including any recurrence, as well as the timing of the economic recovery following the pandemic; ability of our customers to meet their obligations to us; our ability to generate sufficient cash flow from operations, borrowings, or other sources to enable us to fully develop our undeveloped acreage positions; the presence or recoverability of estimated oil and natural gas reserves and the actual future sales volume rates and associated costs; uncertainties associated with estimates of proved oil and gas reserves; the assumptions underlying production forecasts; the possibility that the industry may be subject to future local, state, and federal regulatory or legislative actions (including additional taxes and changes in environmental regulation); environmental risks; seasonal weather conditions; drilling and operating risks, including the risks associated with the employment of horizontal drilling and completion techniques; our ability to acquire adequate supplies of water for drilling and completion operations; availability of oilfield equipment, services, and personnel; exploration and development risks; competition in the oil and natural gas industry; our ability to secure adequate processing capacity for natural gas we produce, to secure adequate transportation for oil, natural gas, and natural gas liquids we produce, and to sell the oil, natural gas, and natural gas liquids at market prices; continued hostilities in the Middle East, South America, and other sustained military campaigns or acts of terrorism or sabotage; and other economic, competitive, governmental, legislative, regulatory, geopolitical, and technological factors that may negatively impact our businesses, operations, or pricing. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Senior Management Marianella Foschi, CFO 3 Eric Greager, President and CEO • Mr. Greager joined BCEI’s board and was named President & CEO effective April 11, 2018 • Previously, Mr. Greager worked at Encana from 2006 to April 2018 and served in various management and executive positions, including as a member of the boards of directors of Encana Procurement Inc. and Encana Oil & Gas (USA) Inc. • Over the past decade, Mr. Greager served on the board of directors of Western Energy Alliance and the board of managers of Hunter Ridge Energy Services • Mr. Greager holds a Master’s Degree in Economics from the University of Oklahoma and a Bachelor’s Degree in Engineering from the Colorado School of Mines, and is a licensed Professional Engineer • Mr. Owens is the Co-Founder, President and COO of Extraction Oil & Gas, having previously served as CEO from 2019 to 2021 • Prior to Extraction, Mr. Owens worked for PDC Energy as an Operations Engineer, leading the horizontal completion and production activities in the Wattenberg Field; this followed his role as Operations Engineer for Gasco Energy, working with deep, high-pressured gas wells in the Uinta Basin • Mr. Owens holds a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines • Ms. Foschi is the CFO of Extraction Oil & Gas, having previously served as VP of Finance from 2019 to January 2021, and Director of Finance from 2015 to 2019 • Prior to Extraction, Ms. Foschi was an associate at The Blackstone Group, focused on debt and equity investing across the energy sector • Ms. Foschi began her career as an energy investment banker at Credit Suisse in Houston. Ms. Foschi earned a B.B.A. in Finance and a B.A. in Economics, with highest honors, from the University of Texas at Austin • In 2020, Ms. Foschi was recognized by the Denver Business Journal as a 40 Under 40 award winner • Mr. Cain is the Director of Public Affairs for Extraction Oil & Gas, having joined the company in 2014 • Prior to Extraction, Mr. Cain was a VP in the energy practice of Hill & Knowlton Strategies, a global strategic communications and public affairs firm; this followed his role as senior public affairs advisor to Anadarko Petroleum, as well as Global Media Spokesman and Registered Lobbyist for Chevron Phillips prior to that • Mr. Cain holds a Bachelors Degree from Texas A&M University and an MBA with concentrations in Finance and General Management from Tulane University • In 2019, Mr. Cain was recognized as a Denver Business Journal 40 Under 40 winner Matt Owens, COO Brian Cain, VP – ESG Note: All positions (other than Mr. Greager’s) are subject to election by the Board of Directors.

Civitas – DJ Pure Play, Built to Be Uniquely Disciplined 4 • After the closing of multiple strategic combinations in the DJ Basin, Civitas will be uniquely positioned amongst E&P peers with class leading resource quality, low cost structure, free cash flow generation and minimal leverage to deliver stable returns • After the April 1, 2021 closing of Bonanza Creek’s (“BCEI”) acquisition of HighPoint Resources (“HPR”), BCEI entered into agreement for an all-equity merger with Extraction Oil & Gas (“XOG”) on May 10, 2021 to form Civitas Resources • On June 7, 2021, Civitas announced its agreement to acquire Crestone Peak Resources in an all-equity acquisition, which will create a combined business with an enterprise value of ~$4.3Bn(1) • Civitas’ substantial scale and significant free cash flow generation, supported by the company’s best in class cost structure and conservative leverage profile, are intended to support a fortress balance sheet designed to endure through the commodity cycle • All-equity transaction underscores conservative financial policy • Civitas is focused on delivering value to all stakeholders via a low cost operating model and strong asset base that, combined with a low leverage profile, is expected to deliver significant free cash flow • Upon closing of the mergers, we anticipate a net debt / 1H’21 annualized Adjusted EBITDAX(2) leverage ratio of ~0.3x and target leverage of 0.5x • Our balance sheet is expected to be further supported by a peer leading cost structure Civitas = Leading Cost Structure + Scale + Top-Tier Resource CIVI Priorities: Disciplined Capital Program Fortress Balance Sheet Significant Free Cash Flow Commitment to ESG Leadership (1) Based on the equity pro forma capitalization of BCEI as of September 22, 2021. Combined balance sheet data as of June 30, 2021, excluding ~$750MM of CPR’s related party notes that are expected to be eliminated upon, or before, the closing of the Crestone Peak Merger. (2) Represents the combined 1H’21 annualized Adjusted EBITDAX from BCEI, HPR, XOG, and CPR, with BCEI pro forma for HPR as of Q2’21. Excludes all synergies.

5/10/21: BCEI and XOG announce merger of equals Capital Structure Impacts from XOG: $94MM of credit facility borrowings (and $38MM in cash)(1) Civitas Will Result from Strategic DJ Consolidation 5 + = + + November 2020 April 2021 May 2021 June 2021 Fall 2021 11/9/20: BCEI announces combination with HPR Capital Structure Impacts from HPR: $100MM in senior unsecured notes to HPR debt holders $155MM of HPR’s outstanding credit facility (as well as $50MM in cash)(1) + 4/1/21: BCEI closes the HPR acquisition + 6/7/21: CIVI announces agreement to acquire Crestone Peak in a 100% equity acquisition Capital Structure Impacts from CPR: $247MM of credit facility borrowings (and $4MM in cash)(1) Fall 2021: Expected closing of Extraction and Crestone Peak mergers + + + + + (1) Represents balance sheet amounts prior to reclassifications and pro forma adjustments. Combined CIVI @ 6/30/21 Cash $79 Credit Facility 444 BCEI Legacy Notes 100 Total Debt $544 Net Debt $465

Transformative DJ Basin Consolidation

Expanded Merger of Peers

- All-stock transactions
- Pro forma company ownership: 37% BCEI, 37% XOG and 26% CPR stakeholders
- Pro forma enterprise value ~$4.3Bn[1]

Leadership & Governance

- Ben Dell – Chair of the Board
- Board of Directors: four BCEI, four XOG and one CPP Investments
- Eric Greager – President and CEO

Approvals & Timing

- Unanimously approved by BCEI, XOG and CPR Boards
- Subject to approval of BCEI and XOG shareholders to consummate BCEI/XOG merger and BCEI shareholders to consummate the CPR merger
- CPR shareholders have already approved
- Expected closing in Fall 2021

Current DJ Basin Operations



Laramie
Kimball
Weld
Larimer
Morgan
Boulder
Broomfield
Adams
Jefferson
Denver
Arapahoe
Douglas
Elbert
XOG
BCEI
HPR
CPR

Pro Forma Metrics

- PF 1H'21 Production[2]: **~159 MBoe/d**
- PF 1H'21 Annualized Adjusted EBITDAX[3]: **~$1,356MM**
- Net Debt / PF 1H'21 Annualized Adjusted EBITDAX[3]: **~0.3x**
- Dec '21E to Dec '22E PDP Decline Rate: **~30%**

CIVITAS

(1) Based on the equity pro forma capitalization of BCEI as of September 22, 2021. Combined balance sheet data as of June 30, 2021, excluding ~$750MM of CPR's related party notes that are expected to be eliminated upon, or before, the closing of the Crestone Peak Merger.
(2) Represents the pro forma 1H'21 Civitas production from BCEI, XOG, and CPR as disclosed in BCEI's August 27, 2021 S-4/A filing.
(3) Represents the combined 1H'21 annualized Adjusted EBITDAX from BCEI, HPR, XOG, and CPR, with BCEI pro forma for HPR as of Q2'21. Excludes all synergies.

6

($ in millions) Pro Forma Capitalization PF as of 6/30/21 Cash and Cash Equivalents $79 Revolving Credit Facility (Expected)($1bn BB; $800MM ECA)(1) 444 Total First Lien Debt $444 BCEI Legacy Senior Unsecured Notes due 2026 100 Total Debt(2) $544 Financial Statistics PDP PV-10(3) $3,939 Pro Forma 1H'21 Production (MBoe/d)(4) 159 Pro Forma 1H'21 Annualized Adj. EBITDAX(5) $1,356 Credit Statistics PDP PV-10 / Total Debt 7.2x PDP PV-10 / Net Debt 8.5x Total Debt / Pro Forma 1H'21 Annualized Adj. EBITDAX(5) 0.4x Net Debt / Pro Forma 1H'21 Annualized Adj. EBITDAX(5) 0.3x Liquidity (Expected) ($800mm of Elected Commitments)(1) $435 Pro-Forma Capital Structure Overview 7 Note:“BB” refers to “Borrowing Base” and “ECA” refers to “Elected Commitment Amount.” (1) The lenders in the BCEI RBL Credit Facility, plus certain additional lenders, together have given initial commitments, subject to completion of the mergers, and negotiation of a definitive agreement with customary terms and conditions, for an expanded credit facility covering the assets of BCEI, Extraction, and Crestone Peak, that would have $800.0 million in aggregate elected commitments and would reflect a $1.0 billion borrowing base. (2) Total debt excludes ~$750MM of related party notes from CPR that are expected to be eliminated upon, or before, the closing of the Crestone Peak Merger. (3) Pro forma PV-10 with an effective date of July 1, 2021 at September 17, 2021 NYMEX pricing. (4) Represents the pro forma 1H’21 Civitas production from BCEI, XOG, and CPR as disclosed in BCEI’s August 27, 2021 S-4/A filing. (5) Represents the combined 1H’21 annualized Adjusted EBITDAX from BCEI, HPR, XOG, and CPR, with BCEI pro forma for HPR as of Q2’21. Excludes all synergies. Key Highlights: • PDP coverage of ~7.2x total debt • Financial policy and goals include: • Maintaining production with reduced reinvestment rates • Operate at front end of cost curve • Maintain low leverage, with a target of 0.5x Debt to EBITDA • Prioritize cash returns

Pro Forma Civitas Organizational Structure 8 Civitas Resources (NYSE: CIVI) Guarantor Subsidiaries $100MM BCEI Legacy Senior Unsecured Notes $800MM RBL Revolver(2) ($444MM Drawn(3)) Bonanza Creek Energy (NYSE: BCEI) Extraction Oil & Gas (NASDAQ: XOG) Crestone Peak Resources (“CPR”) 37% CIVI Ownership 37% CIVI Ownership 26% CIVI Ownership CIVI Shareholders 84.8MM basic common shares(1) 100.0% of CIVI common stock (1) Composed of 30.8MM of BCEI shares, 31.4MM shares expected to be issued to XOG, and 22.5MM shares expected to be issued to CPR, as of the August 27, 2021 S-4/A filing. (2) The lenders in the BCEI RBL Credit Facility, plus certain additional lenders, together have given initial commitments, subject to completion of the mergers, and negotiation of a definitive agreement with customary terms and conditions, for an expanded credit facility covering the assets of BCEI, Extraction, and Crestone Peak, that would have $800.0 million in aggregate elected commitments and would reflect a $1.0 billion borrowing base. (3) Represents pro forma combined balance sheets of BCEI, XOG, and CPR as of June 30, 2021.

Expected Civitas Governance Structure Experience Technical -- -- -- Financial -- -- -- -- -- Colorado -- -- -- -- -- Industry Diversity -- -- -- -- -- -- -- Ben Dell Chair of the Board Morris Clark Chair, Audit Committee Carrie Fox Howard Willard Chair, Comp. Committee • Board brings together diverse group with decades of relevant experience • Compensated primarily in stock, held through duration of service • Dedicated ESG committee • New board expected to adopt term limits of 7 years 9 Carrie Hudak Chair, ESG Committee Brian Steck Chair, Nom. / Gov. Committee Eric Greager Chief Executive Officer Jeffrey Wojahn Leading-Edge Policies James Trimble

Civitas Overview

Delivering on the New E&P Business Model

High Quality Asset Base	**Ability to maintain production with ~50% reinvestment**
Front End of Cost Curve	**~$4.00 / Boe 2Q21 LOE + Cash G&A[1]**
Fortress Balance Sheet	**~0.3x Pro Forma Net Debt / Pro Forma 1H'21 annualized Adjusted EBITDAX[2], target of ~0.5x through cycle**
Industry-Leading Commitment to Sustainability	**Carbon neutral from day one (Scope 1 & 2)**

CIVITAS

(1) Excludes synergies.
(2) Represents the combined 1H'21 annualized Adjusted EBITDAX from BCEI, HPR, XOG, and CPR, with BCEI pro forma for HPR as of Q2'21. Excludes all synergies.

11

Key Civitas Strengths and Priorities 12 Leading Cost Structure + Scale + Top Tier Resource Fortress Balance Sheet ESG Leadership Stable, Long-Term Cash Flow Profile Disciplined Capital Program • Distinctive competencies in operations, consolidation, sustainability and regulation • Highly energized management team • Focus on corporate governance • Operational flexibility and optionality across the DJ • Committed to all stakeholders • Partnering with / respecting local communities Strategy and Culture • Committed to maintaining low leverage and fortress balance sheet • Front end of the North American cost curve • Strong balance sheet providing hedging flexibility • Significant FCF generation • Disciplined capital allocation • Aggressive commitment to sustainability • Target 0.5x leverage Priorities

Preeminent Pure-play DJ Basin Operator

Pro Forma Metrics

	Civitas
Enterprise Value[1]	~$4.3 Bn
1H'21 PF Annualized Adj. EBITDAX[2]	~$1.4 Bn
1H'21 PF Production	~159 MBoe/d
Net DJ Basin Acres	~525,000
PDP PV10[3]	~$3.9Bn
Gross Locations[4]	~1,300
Expected Annual Synergies	~$70 MM
Net Debt / 1H'21 PF Annualized Adj. EBITDAX[2]	~0.3x



Laramie
Kimball
Weld
Larimer
Morgan
Boulder
Broomfield
Adams
Jefferson
Denver
Arapahoe
Douglas
Elbert
XOG
BCEI
HPR
CPR

(1) Based on the equity pro forma capitalization of BCEI as of September 22, 2021. Combined balance sheet data as of June 30, 2021, excluding ~$750MM of CPR's related party notes that are expected to be eliminated upon, or before, the closing of the Crestone Peak Merger.
(2) Represents the combined 1H'21 annualized Adjusted EBITDAX from BCEI, HPR, XOG, and CPR, with BCEI pro forma for HPR as of Q2'21. Excludes all synergies.
(3) Pro forma PV-10 with an effective date of July 1, 2021 at September 17, 2021 NYMEX pricing.
(4) Average lateral length of ~9,700'.

CIVITAS

13

Integration Synergies 14 • Field optimization ; Lease operations Remote monitoring • Purchasing power LOE Millions $ / Year • Basin-wide optimization opportunities across supply agreements and volume and drilling commitments Midstream Millions to Tens of Millions $ / Year One-Time • Sale of duplicative owned facilities • Sale of redundant surface holdings Development Enhancement Opportunities Tens of Millions $ • Reduced headcount • Headquarters combination G&A Tens of Millions $ / Year Recurring • Combined surface ownership synergies • Extended laterals due to adjacent ownership • Regulatory efficiencies • Scale benefits • Purchasing power and vender optimization At Least Tens of Millions $ / Year Potential Value Impact….

~$4.00 $3.95 $5.91 $6.35 $6.48 $6.97 $7.33 $7.37 $7.99 $8.50 $10.08 0.0 3.0 6.0 9.0 12.0 CIVI Peer A Peer B Peer C Peer D Peer E Peer F Peer G Peer H Peer I Peer J Intense Focus on Cost Structure 15 2Q21 LOE + Cash G&A ($/Boe) Median: $7.15 (1) Source: Company disclosures. Note: Peers include BRY, CDEV, CPE, ESTE, MGY, MTDR, MUR, OAS, PDCE, and PVAC. (1) Excludes synergies.

Civitas’ Disciplined Approach to Further DJ Consolidation 16 •Civitas will continue to be a disciplined transaction partner – Disciplined transaction partner with a focus on value creation and accretion – Opportunity to increase efficiencies with economies of scale – Operating expertise across the basin – Maintain low leverage with a through cycle target of 0.5x – Focus on offsetting acreage Asset Locator Map Boulder Denver Jefferson Adams Arapahoe Elbert Morgan Weld Larimer Douglas Broomfield Laramie Kimball Civitas Bayswater Bison Confluence Great Western Mallard Verdad

Operations Overview

DJ Basin Flexibility

Combined Position Will Facilitate Asset Development Optimization

Development Area	Approximate DJ Basin Net Acres[1]	Geography
Western	135,000	Suburban / Rural
Eastern	115,000	Rural
Southern	125,000	Suburban / Rural
Northern	150,000	Rural

Pro Forma 1H'21 Production Mix[2] (%)



25%
40%
35%
~159 MBoe/d
Oil
Gas
NGL

Civitas Leasehold Positions



Northern
Weld
Western
Eastern
Larimer
Morgan
Boulder
Broomfield
Southern
Adams
Denver
Jefferson
Arapahoe
Douglas
Elbert

CIVITAS

(1) Net Acres as of August 31, 2021.
(2) Represents the pro forma 1H'21 Civitas production from BCEI, XOG, and CPR as disclosed in BCEI's August 27, 2021 S-4/A filing.

18

Relative Inventory Contribution by Area 19 Note: Single well economics valued at flat $55 WTI / $2.75 HH / 40% NGL differential. Average lateral length of ~9,700’. (1) Inventory as of August 31, 2021. Includes Northern locations. (2) OA is Operator Agreement. B-TAX Single Well IRRs at $55 WTI 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 1 201 401 601 801 1,001 Western Eastern Southern Robust, highly economic inventory of ~1,300 gross locations with over 50% in unincorporated jurisdictions Unincorporated Counties(1) County # of Locations % of Total Weld 417 63% Arapahoe 217 33% Adams 33 5% Total 667 100% Location Inventory Analysis(1) Unincorporated Counties(1) Location Type Total DUCs 69 Approved Permits 278 Municipal, Approved OA's(1) 195 Municipal, no OA(1) 79 Unincorporated Counties 667 Total 1,288

Colorado’s Regulatory Framework 20 •Mission Change Rulemaking effective January 2021 •New process streamlines permitting life-cycle •Coordination between State and Local permitting •Oil & Gas Development Plan addresses spacing and siting •Subsurface permitting is the last step •Focused on community engagement, transparency, and continuous dialogue Community Engagement Oil & Gas Development Plan Local Permitting Subsurface Permitting Operator Local Permits(1) Fully Approved(1) Extraction(2) 240 96 Bonanza(3) 123 123 CPR Weld County 39 11 CPR Watkins 115 48 517 278 (1) Permit count as of August 31, 2021. (2) Includes all permits in Broomfield. (3) Includes 32 wells in Hereford.

Midstream Assets Overview

- Total book value of ~$300MM
- Infrastructure asset service highly focused on operated production
- Bronco (Crestone)
  - Compressor stations - Pony 5,500hp & Mustang 5,600hp
  - Optional phase II expansion at Mustang of 30 MMcf/d

Gas	315 MMcf/d of gas gathering capacity 280 miles of gas gathering, gas-lift, and sales lines 26 pipeline interconnects to 5 midstream gas processors 22 centralized compressor sites, 67,000 total centralized hp
Oil	Oil line to NGL (Riverside), Taproot (Buckingham), Black Diamond 5 CPFs with total 77 Mbo/d capacity 35 miles of total oil gathering
H20	54 miles of water gathering/delivery connected to three 3rd party disposal wells

Civitas Infrastructure


Bronco

CIVITAS

21

ESG Initiatives

15.9 13.9 10.6 5.7 2017 2018 2019 2020 5.2 11.6 13.4 14.7 15.8 18.9 22.1 24.2 25.4 26.2 26.3 XOG CIVI CPR Peer 6 Peer 5 Peer 4 HPR Peer 3 BCEI Peer 2 Peer 1 Sustainability Leadership in Action • High-grade emissions practices • Electrification of operations • Tankless development • Retrofit legacy facilities • Plug bottom-tier wells • Eliminate flaring in routine operations • Counteract residual emissions with verified offsets • Best-in-class process and expertise applied across the portfolio 2020 Extraction YoY Emissions Intensity Reductions (mt CO2e/MBoe) Peer-Leading 2019 GHG Intensity (mt CO2e/MBoe) 23 Source: 2017-2019: EPA Greenhouse Gas model; 2020: Extraction internal data. Peers include CDEV, GWP, LPI, OAS, PDCE and QEP. Taking Civitas to Best-in-Class Committed to Carbon Neutrality Scope 1 and 2 2020

• Colorado’s First Carbon Neutral Operator – Aggressive operational emissions-reduction program coupled with a multi-year investment in certified emissions offsets • Project Canary & Payne Institute Partnership – Partnership providing certified, third-party real-time air monitoring – Forward-thinking environmental protection for local communities • Trustwell Facility Certification – Verifies facility engineering to reduce environmental impact • Responsibly Sourced Gas (RSG) – Validates RSG production – Partnership with Xcel Energy demonstrates growing demand for the RSG market • Electric Vehicle Fleet Conversion – Adopting EV fleet this year • Community Solar – Reduces utility costs by up to 20% for neighbors, increases renewable power for the state of Colorado • EV Charging Stations – Identifying locations in our communities • The Civitas Community Fund – Will fund project grants and scholarships for our neighbors – Successful development returns tangible value to our communities Responsible Stewardship Implementing the ESG Vision 24

Appendix

Consolidated Proved Developed Reserves Summary 26 (1) Based on independent year-end reports and a July 1, 2021 effective date. (2) 9/17 NYMEX Price deck: WTI: $72.16, $67.80, $62.27, $58.14, and $55.08 (2021, 2022, 2023, 2024, and 2025+). HH: $4.56, $4.05, $3.25, $2.94, and $2.91 (2021, 2022, 2023, 2024, and 2025+). (3) PV-10 is a non-GAAP financial measure. GAAP does not provide a measure of estimated future net cash flows for reserves calculated using prices other than SEC pricing. As a result, it is not practicable for us to reconcile the PV-10 of our 12/31/2020 proved reserves based on 9/17 NYMEX price deck. 12/31/2020 Reserves Reflecting 9/17/2021 Pricing(1)(2)(3) Net Oil Net Gas Net NGL Net Reserves NPV10 Reserve Category (MBbl) (MMcf) (MBbl) (MBoe) ($000) PDP 106,766 736,351 87,532 317,023 3,938,598 PDNP 7,674 30,633 3,995 16,774 242,898 Total PD Reserves 114,440 766,984 91,526 333,797 4,181,495 PD Reserves by Commodity PD Reserves by Category PD NPV10 by Category Oil 34% Gas 38% NGL 28% PDP 95% PDNP 5% PDP 94% PDNP 6%

$2.83 $2.83 $2.51 $2.57 $2.25 - $2.52 $2.57 - $3.63 $2.00 - $3.25 $2.13 $2.13 $2.15 - $2.75 $2.15 - $2.75 208,785 145,148 45,784 22,309 – – 50,000 100,000 150,000 200,000 250,000 4Q21 2022 2023 2024 2025 NYMEX Gas Swaps NYMEX Gas Collars CIG Gas Swaps CIG Gas Collars $51.39 $43.97 $43.85 $44.98 $44.21 $48.86 - $67.19 $41.17 - $67.64 $40.00 - $72.70 $55.08 43,148 23,598 6,646 4,600 3,698 – 10,000 20,000 30,000 40,000 50,000 4Q21 2022 2023 2024 2025 Oil Swaps Oil Collars Oil Swaptions Hedge Positions Enhance Financial Strength 27 Civitas Oil Hedges (Bbl/d) Civitas Gas Hedges (Mcf/d) CIG Basis and NGL OPIS Swaps 50,000 Mcf/d CIG basis swaps at ($0.52)/Mcf in 4Q21, 5,500 Bbl/d OPIS swaps at $20.55/Bbl in 4Q21 and 4,000 Bbl/d OPIS swaps at $20.22/Bbl in 2022 Note: Hedge positions as of September 27, 2021.

Reconciliation for Adjusted EBITDAX 28 Source: Company disclosure. Net income (loss) $ 677,270 Exploration Depreciation, depletion, and amortization Abandonment and impairment of unproved properties Unused commitments Stock-based compensation Non-recurring general and administrative expense Other operating expense 10,369 Merger transaction costs Interest expense, net Derivative (gain) loss Derivative cash settlements gain (loss) Amortization of debt issuance costs 1,022 Reorganization items, net (865,144) Income tax expense Adjusted EBITDAX $ 678,238 16,517 11,942 1,294 45,932 6,591 550,340 (87,403) Six Months Ended June 30, 2021 Pro Forma Civitas 8,976 283,558 9,029 9,239

Reconciliation for Net Debt 29 Source: Company disclosure. Senior notes $ 100,000 Credit facility Cash and cash equivalents Net debt $ 465,145 As of June 30, 2021 Pro Forma Civitas 444,000 (78,855)